SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                             Harmony Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    41322310
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                                 (CUSIP Number)

                               Jill J. Theis, Esq.
                       Children's Broadcasting Corporation
                            5501 Excelsior Boulevard
                          Minneapolis, Minnesota 55416
                                 (612) 925-8840
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 25, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].










---------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

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
CUSIP No.  41322310                                                 13D                           Page  2   of  5  Pages
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1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Children's Broadcasting Corporation
                   41-1663712
------------------ -----------------------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)     [ ]

                                (b)     [ ]

------------------ -----------------------------------------------------------------------------------------------------------------
3                  SEC USE ONLY



------------------ -----------------------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*

                   WC

------------------ -----------------------------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   [ ]



------------------ -----------------------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Minnesota


--------------------------- ------- ------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    4,127,962

        NUMBER OF           ------- ------------------------------------------------------------------------------------------------
          SHARES
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY
           EACH                     0
        REPORTING
          PERSON            ------- ------------------------------------------------------------------------------------------------
           WITH
                            9       SOLE DISPOSITIVE POWER

                                    4,127,962

                            ------- ------------------------------------------------------------------------------------------------

                            10      SHARED DISPOSITIVE POWER

                                    0

------------------ -----------------------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,127,962

------------------ -----------------------------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    [ ]



------------------ -----------------------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   55%

------------------ -----------------------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*

                   CO

------------------ -----------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998, July 17, 1998, November 23, 1998, and April 19, 1999 with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

         Items 3 through 5 of the Schedule 13D are hereby amended and restated to read as follows:


Item 3:  Source and Amount of Funds or Other Consideration.

         The Company purchased an aggregate of 220,000 shares of Common Stock at prices ranging from $0.97 to $1.06 per share, including commissions, using its working capital. The Company paid approximately an aggregate of $223,303.50 for such shares.

Item 4:  Purpose of Transaction.

         The Company purchased the Shares to increase the Company's investment in Harmony. The Company reserves the right to purchase additional shares of Common Stock, on the open market or through direct purchases from Harmony, if it deems such action to be in its best interest.

         The Company has resolved to invest funds in Harmony, if necessary, to allow it to meet its working capital requirements through December 31, 1999. Such investment may take the form of loans or the purchase of securities.

         The Company also intends, indirectly or directly through Harmony, to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. Such acquisitions could potentially involve extraordinary corporate transaction, such as a merger between the Company and Harmony.

         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
         Schedule 13D.

Item 5:  Interest in Securities of the Issuer.

         THE REPORTING PERSON

         (A) As of May 25, 1999, the Company beneficially owned 4,127,962 shares of Common Stock of Harmony, constituting approximately 55% of the outstanding Common Stock of Harmony.

         (B) As of the May 25, 1999, the Company had sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 4,127,962 shares of Common Stock of Harmony.

         (C) On May 21, 1999, the Company acquired 40,000 additional shares of Harmony on the open market and on May 25, 1999, the Company acquired 180,000 additional shares of Harmony on the open market summarized as follows:

                   On May 21, 1999: 40,000 shares at $.97 per share, including commissions.

                   On May 25, 1999:  20,000 shares at $1.05 per share, including commissions;
                                     30,000 shares at $1.08 per share, including commissions;
                                     25,000 shares at $1.03 per share, including commissions;
                                     40,000 shares at $1.03 per share, including commissions;
                                     20,000 shares at $1.03 per share, including commissions;
                                     5,000 shares at $1.00 per share, including commissions;
                                     20,000 shares at $0.97 per share, including commissions;
                                     10,000 shares at $0.97 per share, including commissions; and
                                     10,000 shares at $0.98 per share, including commissions.

         (D)       Not applicable.

         (E)       Not applicable.


                               (Page 3 of 5 Pages)

CHRISTOPHER T. DAHL

         (A) As of May 25, 1999, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Company, beneficially owned 160,000 shares of Common Stock of Harmony, constituting approximately 2.1% of the outstanding Common Stock of Harmony.

         (B) As of May 25, 1999, Mr. Dahl had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 160,000 shares of Common Stock of Harmony.

         (C)       Not applicable.

         (D)       Not applicable.

         (E)       Not applicable.

JAMES G. GILBERTSON

         (A) As of May 25, 1999, James G. Gilbertson, the Chief Operating Officer of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.

         (B) As of May 25, 1999, Mr. Gilbertson had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.

         (C)       Not applicable.

         (D)       Not applicable.

         (E)       Not applicable.

RICHARD W. PERKINS

         (A) As of May 25, 1999, Richard W. Perkins, director of the Company, beneficially owned 50,000 shares of Common Stock of Harmony, constitutinh less than 1% of the outstanding Common Stock of Harmony.

         (B) As of May 25, 1999, Mr. Perkins had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 50,000 shares of Common Stock of Harmony.

         (C)       Not applicable.

         (D)       Not applicable.

         (E)       Not applicable.

WILLIAM E. CAMERON

         (A) As of May 25, 1999, William E. Cameron, director of the Company, beneficially owned 50,000 shares of Common Stock of the Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.

         (B) As of May 25, 1999, Mr. Cameron had the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 50,000 shares of Common Stock of Harmony.

         (C) In March 1998, Harmony issued a five-year director stock option to Mr. Cameron for the purchase of 75,000 shares of Common Stock at a per share exercise price of $1.375. One-third of such option vested upon issuance, one-third vested in March 1999 and the remaining one-third vests in March 2000.

         (D)       Not applicable.

         (E)       Not applicable.



                              (Page 4 of 5 Pages)

JILL J. THEIS

         (A) As of May 25, 1999, Jill J. Theis, General Counsel and Secetary of the Company, beneficially owned 1,666 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.

         (B) As of May 25, 1999, Ms. Theis had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,666 shares of Common Stock of Harmony.

         (C)       Not applicable.

         (D)       Not applicable.

         (E)       Not applicable.


                                    SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated: May 27, 1999

                       CHILDREN'S BROADCASTING CORPORATION



                       By: /s/ Christopher T. Dahl
                           -----------------------------------------------------
                               Christopher T. Dahl
                               Chairman of the Board, President and
                               Chief Executive Officer






                              (Page 5 of 5 Pages)